Annex A

The following transactions were open market purchases effected by Bellevue Capital Partners, LLC from June 15, 2026 through June 30, 2026, inclusive:

Trade Date	Buy/Sell	Number of Shares of Class A Common Stock	Weighted Average Price per Share of Class A Common Stock (1)	Price Range
06/15/2026	Buy	1,500	$8.29	$7.99-$8.63
06/22/2026	Buy	1,500	$7.85	$7.71-$7.99
06/23/2026	Buy	1,000	$8.30	$8.27-$8.32
06/24/2026	Buy	1,000	$8.26	$8.06-$8.32
06/25/2026	Buy	1,000	$8.39	$8.35-$8.44
06/29/2026	Buy	5,000	$9.27	$8.84-$9.43
06/30/2026	Buy	8,000	$9.53	$8.89-$9.85

(1) Unless otherwise indicated, these shares were purchased in multiple transactions at the price ranges set forth in the column labelled “Price Range.” Bellevue Capital Partners undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.